                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 14)

                               ZAPATA CORPORATION
                               ------------------
                                (Name of Issuer)

                    Common Stock, par value $0.25 per share
                    ---------------------------------------
                         (Title of Class of Securities)



                                   989070R17
                                   ---------
                                 (CUSIP Number)

                             Gordon E. Forth, Esq.
                    WOODS, OVIATT, GILMAN, STURMAN & CLARKE
                               44 Exchange Street
                           Rochester, New York 14614
                                 (716) 454-5370


                         ------------------------------
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)


                                October 12, 1994
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /


         Check the following box if a fee is being paid with the statement / /





                               PAGE 1 OF 35 PAGES

                                  SCHEDULE 13D


  CUSIP NO. 989070R17                                                           Page 2 of 35 Pages
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     THE MALCOLM GLAZER TRUST


  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) / /

  3      SEC USE ONLY



  4      SOURCE OF FUNDS

                        OO

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             / /


  6      CITIZENSHIP OR PLACE OF ORGANIZATION

                        Florida

                                              7      SOLE VOTING POWER
                  NUMBER OF
                   SHARES                                                 10,395,384
                BENEFICIALLY
                  OWNED BY                    8      SHARED VOTING POWER
                    EACH
              REPORTING PERSON                                               - 0 -
                    WITH
                                              9      SOLE DISPOSITIVE POWER

                                                                           10,395,384

                                              10     SHARED DISPOSITIVE POWER

                                                                              - 0 -

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,395,384

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   32.7%

  14     TYPE OF REPORTING PERSON

                   OO





                               PAGE 2 OF 35 PAGES

                                  SCHEDULE 13D

  CUSIP NO. 989070R17                                                           Page 3 of 35 Pages
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       MALCOLM I. GLAZER
                       S.S. NO. ###-##-####


  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) / /

  3      SEC USE ONLY



  4      SOURCE OF FUNDS

                        PF

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             / /



  6      CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States

                                              7      SOLE VOTING POWER
                  NUMBER OF
                   SHARES                                                  10,395,384
                BENEFICIALLY
                  OWNED BY                    8      SHARED VOTING POWER
                    EACH
              REPORTING PERSON                                                - 0 -
                   WITH
                                              9      SOLE DISPOSITIVE POWER

                                                                           10,395,384

                                              10     SHARED DISPOSITIVE POWER

                                                                              - 0 -

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        10,395,384

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        32.7%

  14     TYPE OF REPORTING PERSON

                         IN





                               PAGE 3 OF 35 PAGES

         This Amendment No. 14 ("Amendment No. 14") amends and supplements the
Schedule 13D and statement attached thereto, as previously amended ("Schedule 13D"), originally filed on behalf of Malcolm I. Glazer on July 22, 1992, and is hereby filed on behalf of Mr. Glazer and on behalf of the Malcolm Glazer Trust ("Trust"). Mr. Glazer is referred to herein as "Glazer" and Zapata Corporation is referred to herein as "Zapata". All other capitalized terms used in this Amendment No. 14 and not otherwise defined herein have the meanings previously ascribed to such terms in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         Item 2 is hereby amended by deleting it and inserting in place thereof the following:

         (a) The names of the reporting persons are the Malcolm Glazer Trust ("Trust") and Malcolm I. Glazer. Mr. Glazer is the sole trustee and, during his lifetime, the sole beneficiary of the Trust.

         (b) The business address of the Trust and Mr. Glazer is 1482 South Ocean Boulevard, Palm Beach, Florida 33480.

         (c) The Trust is a revocable living trust. The present principle occupation of Mr. Glazer is that of self-employed, private investor.

         (d) During the last five years, neither the Trust nor Mr. Glazer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither the Trust nor Mr. Glazer has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Trust is formed under the laws of the State of Florida. Mr. Glazer is a citizen of the United States of America.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Item 4 is hereby amended by inserting immediately prior to the last paragraph thereof the following paragraph:

         On August 11, 1994, Malcolm Glazer was elected to the position of Chief Executive Officer and President of Zapata by Zapata's Board of Directors.





                               PAGE 4 OF 35 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Paragraph 5(a) is hereby amended by inserting the following paragraph after the end thereof:

         On December 7, 1993, Glazer contributed to the Trust all of his Shares of Zapata Stock, which represent approximately 32.7% of the outstanding Common
Stock.   Mr. Glazer, as trustee and beneficiary of the Trust, is a beneficial owner with respect to the Shares held by the Trust.

         On May 2, 1994, a one-for-five reverse stock split of the outstanding Common Stock became effective. The reverse stock split reduced the number of outstanding Shares of common stock to approximately 31,700,000 and the number of Shares held by the Trust to 10,395,384 Shares. The Trust's 10,395,384 Shares constitute approximately 32.8% of Zapata's outstanding Common Stock, based on the 31,700,000 Shares of Common Stock reported as outstanding as of August 11, 1994 by Zapata in its Form 10-Q for the quarterly period ended June 30, 1994.

         Paragraph 5(b) is hereby amended by inserting the following paragraph after the end thereof:

         Mr. Glazer, as sole trustee of the Trust, has the sole power to vote and to direct the vote and the sole power to dispose and to direct the disposition of the 10,395,384 shares held by the Trust.

         Paragraph 5(d) is hereby amended by inserting the following paragraph after the end thereof:

         Under the Escrow Deposit Agreement discussed in Item 6 below, the Trust retains the right to receive all dividends made of record or with respect to the Shares held by the Trust.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER.
         ---------------------------------------------

         The Trust entered into a Securities Purchase Agreement dated as of October 12, 1994 for the purchase of 1,100,299 shares of the common stock of Envirodyne Industries, Inc. ("Envirodyne") from Edwin H. Morgens and Bruce Waterfall as agents for Restart Partners, L.P., Restart Partners II, L.P., Restart Partners III, L.P., Restart Partners IV, L.P., the Common Fund for Non-Profit Organizations, Morgens Waterfall Income Partners and Morgens, Waterfall, Vintiadis & Company Employees Profit Sharing Plan (collectively, "Morgens & Waterfall"). The closing under the Securities Purchase Agreement is subject to, among other things, the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1970. Until the closing, such shares are being held in escrow





                               PAGE 5 OF 35 PAGES
pursuant to an Escrow Deposit Agreement dated as of October 12, 1994 among the Trust, Morgens & Waterfall and Wertheim Schroder & Co. Incorporated, as escrow agent.

         Pursuant to the Securities Purchase Agreement relating to the Envirodyne Shares, the Trust has deposited 2,500,000 Shares of Zapata Stock with the escrow agent to secure its obligation to pay the purchase price upon the satisfaction of all conditions precedent to its closing obligation thereunder. The Escrow Deposit Agreement provides that the escrow agent may sell the escrowed Zapata Shares and apply the net proceeds to satisfy the purchase price for the Envirodyne Shares if the Trust fails to pay Morgens & Waterfall the purchase price within the prescribed time period. The Securities Purchase Agreement and Escrow Deposit Agreement are attached hereto as Exhibit 14 and Exhibit 15, respectively, and are hereby incorporated herein by reference.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.
         ---------------------------------

         Exhibit 14 -     Securities Purchase Agreement dated as of October 12,
                          1994 among the Trust and Edwin H. Morgens and Bruce
                          Waterfall as agents for Restart Partners L.P.,
                          Restart Partners II, L.P., Restart Partners III,
                          L.P., Restart Partners IV, L.P., the Common Fund for
                          Non-Profit Organizations, Morgens Waterfall Income
                          Partners and Morgens, Waterfall, Vintiadis & Company
                          Employees Profit Sharing Plan


         Exhibit 15 -     Escrow Deposit Agreement dated as of October 12, 1994
                          among the Trust, Wertheim Schroder & Co.
                          Incorporated, Edwin H. Morgens and Bruce Waterfall as agents for Restart Partners L.P., Restart Partners
                          II, L.P., Restart Partners III, L.P., Restart
                          Partners IV, L.P., the Common Fund for Non-Profit
                          Organizations, Morgens Waterfall Income Partners and
                          Morgens, Waterfall, Vintiadis & Company Employees
                          Profit Sharing Plan





                               PAGE 6 OF 35 PAGES

                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 25, 1994

                                           THE MALCOLM GLAZER TRUST


                                   By:     S//MALCOLM I. GLAZER, AS TRUSTEE
                                           -----------------------------------
                                           Malcolm I. Glazer, as Trustee
                                           By: Avram Glazer, Power of Attorney



                                           S//MALCOLM I. GLAZER
                                           -----------------------------------
                                           Malcolm I. Glazer
                                           By: Avram Glazer, Power of Attorney






                               PAGE 7 OF 35 PAGES

                                EXHIBIT INDEX



         Exhibit 14 -     Securities Purchase Agreement dated as of October 12,
                          1994 among the Trust and Edwin H. Morgens and Bruce
                          Waterfall as agents for Restart Partners L.P.,
                          Restart Partners II, L.P., Restart Partners III,
                          L.P., Restart Partners IV, L.P., the Common Fund for
                          Non-Profit Organizations, Morgens Waterfall Income
                          Partners and Morgens, Waterfall, Vintiadis & Company
                          Employees Profit Sharing Plan


         Exhibit 15 -     Escrow Deposit Agreement dated as of October 12, 1994
                          among the Trust, Wertheim Schroder & Co.
                          Incorporated, Edwin H. Morgens and Bruce Waterfall as agents for Restart Partners L.P., Restart Partners
                          II, L.P., Restart Partners III, L.P., Restart
                          Partners IV, L.P., the Common Fund for Non-Profit
                          Organizations, Morgens Waterfall Income Partners and
                          Morgens, Waterfall, Vintiadis & Company Employees
                          Profit Sharing Plan